[SRZ Letterhead]
September 28, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Linda B. Stirling

Re:	GLG Investment Series Trust File Nos. 811-22360 and 333-163462
Dear Ms. Stirling:
     On behalf of GLG Investment Series Trust (the “Trust”), the sole series of which is GLG International Small Cap (the “Fund”), we are hereby filing this letter in response to your comments provided on August 16, 2011 on the Trust’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A filed on July 5, 2011 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”). Below, we describe the changes we have made to the Registration Statement in response to your comments.
     For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Trust’s response.
     Capitalized terms used but not defined in this letter have the same meanings given to them in the Registration Statement.
     1. Please remove the second sentence in the “Fees and Expenses of the Fund” paragraph on the third page of the prospectus.
     The requested deletion has been made.
     2. Please revise the language in the Annual Fund Operating Expenses line of the Fee Table so that the language conforms to the language used in Form N-1A.
     The requested revision has been made.
     3. Please change “Advisory Fee” to “Management Fee” in the Fee Table.

     The requested revision has been made.
     4. Please remove the second sentence in footnote 1 so that the sentence only appears in the “Distribution of Fund Shares” section of the prospectus.
     The requested deletion has been made.
     5. Please confirm supplementally that the Fund is not required to include “Acquired Fund Fees and Expenses” in the Fee Table.
     The Fund’s acquired fund fees and expenses constitute 0.0157% of its net assets. As a result, “Acquired Fund Fees and Expenses” has been added as a line item in the Fee Table.
     6. The Staff has informally questioned whether companies with $2 billion in capitalization or more should be considered small capitalization companies.
     We note your comment. We believe that the Fund’s standard (disclosed since inception) for determining whether a company is a small capitalization company is reasonable in the broad international context of the Fund. Appropriately, the Fund defines small capitalization companies as those that are the smallest capitalization companies (the bottom 25%) of a broad-based global index.
     7. Please confirm that only the 1-Year Expense Example for Class C Shares reflects the expense cap applicable to Class C shares.
     The Trust confirms that the expense cap is only reflected in the 1-Year Expense Example for Class C shares.
     8. In footnote 3 to the Fee Table, please further describe the terms of the expense waiver agreement for Class C shares, including who may terminate the agreement and specify if there are any exclusions to the agreement.
     The requested disclosure regarding the term of the expense waiver has been added to the footnote, including that it will remain in effect until (i) the end of the second fiscal year following the commencement of the Fund’s public offering of the Class C shares or (ii) terminated earlier by the Fund’s board of trustees. There are no exclusions to the expense cap that are not already set forth in footnote 3.
     9. Please remove the last two sentences in the “Principal Investment Strategies” section of the Summary so that they only appear in the “Distribution of Fund Shares” section of the prospectus.
     The requested deletion has been made.
     10. Please specify the Fund’s date of commencement of operations in the “Portfolio Manager” section.
     The requested disclosure has been added.

     11. Please specify in the prospectus what the subsequent minimum investment is for Class C shares.
     The requested disclosure has been added.
     12. Please remove the third sentence of the “Tax Information” section so that it only appears in the “Dividends, Distributions and Taxes” section of the prospectus.
     The requested deletion has been made.
     13. Please also insert in the Summary section of the prospectus the language currently in “More Information about the Fund’s Principal Investment Strategies” regarding how the Adviser chooses which portfolio securities to purchase and sell.
     The requested revision has been made.
     14. Please further expand on the foreign investing risks currently listed in the Summary section of the prospectus.
     The requested revision has been made.
     15. Please elaborate on how liquidity risk is related to investing in international small capitalization stocks in the “More Information About Investment Objective, Strategies and Related Risks — Principal Risks” section of the prospectus.
     The requested revision has been made.
     16. Please refer to the Staff’s letter dated July 30, 2010 to the Investment Company Institute regarding the use of derivatives by mutual funds and other investment companies, and address the extent of the Fund’s use of derivatives.
     The Fund’s disclosure takes into account the Staff letter noted in your comment. In this regard, the Fund does not expect that more than 5% of the Fund’s net assets would be comprised of derivatives. This disclosure has been added to the prospectus.
     17. Please clarify how many days’ notice investors will receive before the Fund will redeem Shares in accounts that have a value less than the required minimum investment.
     The requested disclosure has been added.
     18. Please remove the “Not Part of the Prospectus” caption to the Trust’s Privacy Policy.
     The requested revision has been made.
     19. Please add disclosure regarding the Distributor having adopted a code of ethics in the “Code of Ethics” section of the prospectus.
     The requested disclosure has been added.

     In connection with this filing, and as requested by the Staff, the Trust agrees that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Trust believes that the foregoing responses, together with changes being made in the Registration Statement, appropriately address all of the Staff’s comments.
          If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

Very truly yours,
/s/ George Silfen
George M. Silfen

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